[PACIFIC COAST INVESTMENT PARTNERS LLC LOGO]

March 22, 2004

Personal and Confidential

Mr. Robert King
Chairman and Chief Executive Officer
Requisite Technology
10955 Westmoor Drive, Suite 100
Westminster, CO 80021

Dear Mr. King,

Pacific Coast Investment Partners LLC ("PCI") is delighted that you have agreed to serve as the Chief Executive Officer and a Director on the Board of Directors of Workflow Management, Inc. (the "Company"), subject to PCI and certain other institutional shareholders defeating the current going-private bid and obtaining control of the Company and its Board for the purpose of effecting a recapitalization and refinancing of the Company. In that regard, this letter will confirm our understanding regarding your proposed service to the Company as Chief Executive Officer under the terms of an initial three-year employment agreement to be entered into between you and the Company and additionally on the Company's Board of Directors (the "Board") subject to that caveat. It goes without saying that if we are successful in obtaining control of the Board of the Company and completing our proposed recapitalization and refinancing of the Company, we will obviously expect that as Chief Executive Officer and as a Director of the Company you will perform the duties of your positions in accordance with the Company's Articles of Incorporation and Bylaws and all applicable laws and regulations. In that regard, we understand that you will dedicate such time as is necessary or appropriate to the performance of these services in accordance with the proposed scope of your responsibilities.

In consideration of your services, and as discussed, the Company shall initially pay you in addition to ordinary and customary benefits and perks typical of the positions you are intended to hold, an annual base salary of $500,000 which shall be paid in monthly increments commencing on the Commencement Date (as defined below), in addition to a to-be-determined potential annual bonus based upon to-be-determined performance metrics. The Company will also reimburse you for whatever reasonable expenses you incur on behalf of or for the benefit of the Company, including traveling to and from Board and committee meetings, upon receipt of a request from you supported by appropriate receipts and other relevant documentation reasonably acceptable in form and content to the Company.

           12220 El Camino Real, Suite 400 San Diego, California 92130
                      phone 858.436.2403/4 fax 858.436.2405

In addition, on the Commencement Date the Company will grant you a non-qualified stock option to purchase up to 1,000,000 shares of the Company's common stock at a price equal to $4.87 per share on the terms and conditions contained in the Company's new stock option plan to be created and approved by the Board if we are successful.

The Company intends to enter into a customary form of indemnity agreement with you in connection with your service as Chief Executive Officer and on the Company's Board. Such agreement will require the Company to indemnify you, and its other Officers and Directors to the fullest extent permitted by law, as well as providing you with coverage under the Company's policy of Directors and Officers liability insurance.

Obviously in your role as Chief Executive Officer and Director of the Company, you will be expected not to use or disclose any confidential information, including trade secrets, of any former employer or other person to whom you have an obligation of confidentiality. Additionally, as you are aware you will receive confidential and proprietary information belonging to the Company, which you will have a duty of care and a duty of loyalty to protect, and which we expect you will not use for your personal gain, or in violation of either state or federal securities laws.

Your relationship with the Company will be as the Company's Chief Executive Officer and as a Director of the Board. This letter, together with the indemnity agreement and documents relating to your option grant, will form the complete and exclusive statement of our understanding with respect to your service as Chief Executive Officer and on the Company's Board of Directors, subject to our obtaining control of the Company and its Board, and the Company entering into a formal employment agreement with you at that time. The terms in this letter supersede any other agreements or promises made to you by anyone, whether oral or written.

The agreement contained in this letter shall become effective provided that we are successful in obtaining control of the Company's Board of Directors and completing the contemplated refinancing and recapitalization of the Company upon your formal election as Chief Executive Officer and as a Director of the Company (the "Commencement Date") and shall continue until the earlier of: (a) the expiration or termination of your to be entered into employment agreement, or
(b) the date, if any, on which you tender your resignation from the Company and/or its Board.

Finally, and notwithstanding our ability to gain control of the Company and its Board, this letter will confirm our understanding that you are allowing us to disclose to existing shareholders of the Company, potential investors in, and lenders to, the Company, and the Company's existing lenders your contemplated service as Chief Executive Officer and a Director of the Company, and the terms under which you have agreed to serve in such capacities. Additionally, subject to your timely review and reasonable approval, you have additionally given us permission to disclose your potential participation with us and the Company in public filings or disclosures we may make prior to our obtaining, if ever, control of the Company and its Board.

Subject to our gaining control of the Company and its Board, we are excited to have you agree to join Workflow Management as Chief Executive Officer and a Director and look forward to working with you to build shareholder value for the benefit of all Workflow shareholders.

If the terms set forth in this letter are satisfactory to you, please indicate by signing the enclosed copy of this letter and returning it to me.

Sincerely yours,

James Chadwick
Managing Member

Agreed to and Accepted:

Robert King